NEWS RELEASE 15410.7
Contact: Chuck Provini
(585) 286-9180
Info@natcoresolar.com

Natcore Technology Begins
Trading on OTCQB

Rochester, NY — (July 22, 2015) —Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF; DAX: 8NT) has been approved to trade on OTCQB, an over-the-counter marketplace organized for venture-stage or early-stage companies.

This is an upgrade from OTC Pink (the “pink sheets”), where Natcore had previously traded. To be quoted on OTC Pink, companies are not required to file with the SEC. But on June 2, Natcore announced that it had become fully reporting with the SEC, a prerequisite to being upgraded to OTCQB.

On the OTCQB, Natcore’s trading symbol will continue to be NTCXF, as it was on OTC Pink.

“The U.S. is the largest financial market in the world,” says Chuck Provini, Natcore’s president and CEO. “The OTCQB alone puts us in a marketplace where there were $63 billion in trades last year. We remain listed on the Toronto Venture Exchange (TSX-V), where there were $15 billion in trades in 2014. Combined, the two will offer Natcore investors outstanding liquidity and trade execution.”

American investors can now follow Natcore on http://www.otcmarkets.com/stock/NTCXF/quote, where share prices are quoted in U.S. dollars. On TSX-V, they are quoted in Canadian dollars.

OTC Markets Group Inc. organizes securities into marketplaces to distinguish levels of opportunity and risk: OTCQX, which it calls “The Best Marketplace with Qualified Companies”; OTCQB, positioned as “The Venture Stage Marketplace with U.S. Reporting Companies”; and OTC Pink, described as “The Open Marketplace with Variable Reporting Companies.”

Natcore was organized in August 2007. The company went public in May 2009 on the Toronto Venture Exchange (TSX-V). In June 2013, the company also became listed on the Quotation Board of the Frankfurt Stock Exchange, where its symbol is 8NT.

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry. Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 59 patents (24 granted and 35 pending) Natcore is on the leading edge of solar research.

www.NatcoreSolar.com

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Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.